Mail Stop 6010   February 12, 2008

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13, Floor 25, Sunny New World Tower
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubei, PRC. Post Code 430015

> **Re: Benda Pharmaceutical, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 2 filed January 22, 2008**
> **File No. 333-143633**

Dear Mr. Wan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We have not yet received the supplemental package of information. We may have additional comments once we have reviewed these supplemental materials.

2. We note your response to comment 5 and the filing of the interview as exhibit 10.21. Please provide us supplemental support for the statement that Gendicine is the world's first and only approved commercialized gene therapy medicine for the treatment of cancer. We may have additional comments.

3. Please refer to point 1.3 of exhibit 10.21 and explain how the information presented in point 1.2 supports the statement that you focus "on the production of high margin medicines." We may have additional comments.

4. The discussion in the prospectus should be expanded to identify the location, sponsor, and purpose of the "Gene Therapy for Tumors" event. Please indicate the number of vials that have been shipped and the number of vials that had been paid for, respectively, out of the 16,000 vials sold on September 9, 2007. We may have additional comments.

5. We note your response to comment 6 and reissue the comment. For the reasons previously stated, the registration statement should be revised to include the information along with the assumptions your projections are based upon and the sources for market and industry information. Additionally, revise your registration statement to specifically note that your forward looking statements do not fall within the safe harbor.

6. We note your response to comment 7 and reissue the comment with respect to the existence of a primary offering. In this regard, we note the number of shares offered for sale in the aggregate exceeds one third of the number of shares held by non-affiliates of the registrant. The criterion is the number of shares in the aggregate not on an individual selling shareholder basis. At least nine shareholders are each selling more than 10% of the number of shares held by non-affiliates. Please revise the disclosure to reflect that the offering is a primary offering or reduce the number of shares to be sold.

7. As we noted in comment 5 in our correspondence dated August 1, 2007, if you disagree with our analysis, you were requested to advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, you were requested to address a number of points, among any other relevant factors. The following are the points that were not addressed in your response to prior comment 5:

   a. The number of selling shareholders and the percentage of the overall offering made by each shareholder;
   b. The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
   c. The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities,

excluding amounts of the proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

    d. The discount at which the selling shareholders will purchase the common shares underlying any convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

    e. Whether or not any of the selling shareholders is in the business of buying and selling securities.

8. We note your response to comment 7 that no relationships exist between the selling shareholders. In this regard we note the following:

    a. A number of shareholders are identified as affiliates of a broker dealer, however it is unclear whether they are affiliated with the same or a limited number of broker dealers;

    b. Messrs. Anslow and Jaclin are partners and are selling the shares individually; and

    c. Three sellers are named Keating, there are two selling entities with the names Anima S.G.R.p.A., two Excaliber Limited Partnerships, two Jayhawk Private Equity Funds, two selling shareholders named Hollmann, five shareholders with the last name Micek, two selling shareholders with the name Rothstein, three shareholders named Xu, two shareholders named Wang, and 11 shareholders who obtained their shares apparently in connection with a transaction involving Ever Leader.

9. We also note in response to comment 7 you state none of the selling shareholders is an affiliate nor had any prior relationship with the Company before the offering. In this regard, we note John Micek is a director and Kevin Keating was at one time the company's sole officer and director. Please advise or revise the disclosure as necessary.

We have previously had an explosion at our Yidu plant…, page 16

10. Please tell us the basis for your belief that you will be able to reopen in the first quarter of 2008. Alternatively, delete this statement.

Reorganization and Revised Ownership Structure, page 57

11. The chart on page 61 pertaining to the organizational chart after the acquisition of SiBiono is not legible. Please revise.

Benda Ebei Products, page 62

12. We note your response to comment 17, however we are unable to locate the requested discussion concerning how long the drugs were administered, whether the experiment has been duplicated, and whether the experiment has been published and, if so, where and when were the results published. Please advise or revise.

13. We note your response to comment 18, however we are not able to locate this disclosure. Please provide us with a page reference telling us where you have discussed the pharmacological experiment, whether the experiment was similar to clinical trials required by the FDA in order to obtain FDA approval, and any standards applicable to these types of pharmacological experiments. Please note that these standards should be described and if there are no such standards, this information should be noted.

Yidu Benda Products, page 63

14. We note your response to comment 20 and reissue the comment in part. Please revise the discussion to indicate when the feasibility studies were submitted. In addition, the penultimate sentence of this section refers to anticipated acceptance of the systems in January 2007. Should the reference be to January 2008 and, if so, has acceptance been received and full plant operations initiated? Please advise or revise.

Active Pharmaceutical Ingredients, page 64

15. We note your response to comment 21 and reissue the comment. Your current presentation is confusing. In the first paragraph, you state you have temporarily closed the Jiangling plant for renovation and to obtain GMP approval. In the second paragraph you state the Jiangling plant reopened in August 2007 and started producing Ribose. Elsewhere, you indicate GMP approval is required to produce API and that such approval is anticipated by the end of February 2008. Are you currently producing Ribose at the plant, but not currently producing API at the plant? Please revise to clarify.

Industry and Competitive Factors, page 74

16. Please delete your statement that you expect to receive approval by the end of February 2008. If you have a basis for your expectation, you may state that you expect a response by the end of February 2008. However, it is inappropriate to say you expect approval.

Management's Discussion and Analysis, page 76
Results of Operations, page 76

<u>Operating Income/(Loss), page 78</u>

17. Refer to your response to our comment 32. Please provide additional disclosure, similar to that provided in your response, with regards to why items a) to e) are "one-time" charges.

<u>Critical Accounting Policies, page 81</u>

18. Refer to your response to our comment 33 and we reissue our comment in part. With regards to the Estimates Effecting Accounts Receivable and Inventories, please quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimates have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made.

<u>Benda Pharmaceutical, Inc. Financial Statements for the period ended September 30, 2007</u>

19. Refer to your response to our comment 36 and we reissue our comment. We did not note any supplemental letter provided supplementally thus we reissue our comment. Have your auditors confirm to us that they traveled to China as part of the audit, or, if they did not travel to China, have them explain to us how they completed the audit without traveling to China.

20. Refer to your response to our comment 38 and we reissue our comment. Since you are in the business of identifying, discovering, developing, and manufacturing conventional medicines, active pharmaceuticals, bulk chemicals and traditional Chinese medicines for the treatment of aliments and diseases, it would appear that the amortization of intangible assets such as your drug permits, patents, licenses and technology formulas related to the products currently being sold would be classified as cost of goods sold. Please revise your classification of these expenses, or revise your financial statements to remove your gross profit presentation, or clarify for us why a revision is not necessary.

<u>Note 1. Organization, page 107</u>

21. Please update this information for the period ended September 30, 2007.

<u>Note 4. Significant Accounting Policies, page 107</u>
<u>Revenue Recognition, page 108</u>

22. Please revise your revenue recognition policy to be consistent with the revenue recognition policy disclosed under critical accounting policies on page 81.

Note 8. Property and Equipment, page 113

23. Refer to your response to our comment 52. We do not believe it is appropriate to cease recording depreciation expense for Yidu Benda during the improvement to the waste water treatment system since the assets continue to depreciate. Please revise your financial statements accordingly. In addition, include disclosure with regards to the capitalization of depreciation costs and quantify the amount.

24. Refer to your response to our comment 53. Accumulated amounts of depreciation from SiBiono should not be carried over in a purchase business combination. It is unclear how the accumulated amount was carried over but not accounted for. Please clarify. Disclose a rollforward of accumulated depreciation and amortization showing the current period expense amounts and all other changes from December 31, 2006 to September 30, 2007 (or December 31, 2007). You should address accumulated amortization also.

25. Provide us your computation of depreciation expense for the year ended December 31, 2007. Since the amount of depreciation on the statement of operations is the same as the amount on the cash flow statement it appears no depreciation expense was included in cost of sales. Please explain why not or revise the financial statements as necessary.

Note 9. Goodwill and Acquisition Cost Payable

26. You should disclose the last paragraph of response 40 in the registration statement (total consideration for SiBiono). In addition, disclose the complete purchase price allocation for SiBiono, that is, how the $8.22 million was recorded in the financial statements. Finally, the cash paid for SiBiono should be reported as a single amount on the statement of cash flows to distinguish the acquisition from normal capital expenditures.

Note 11. Restricted Cash and Bank Indebtedness, page 115

27. Refer to your response to our comment 40. Please clarify in the filing what you mean by "The remaining balance would be settled gradually in 2008 after the discussion with the original shareholders of SiBiono." Please be as detailed as possible in your revised disclosure.

Note 24. Commitments and Contingencies, page 123

28. As the court has issued judgment against the company, an accrual of a liability should be accounted for in accordance with FAS 5. Please disclose the amount accrued and where the amount is classified related to the litigation or disclose why nothing has been recorded.

Note 25. Segment Information, page 123

29. Refer to your response to our comment 46 and we reissue our comment. Please provide revenues by distinct product or classes of products as required by paragraph 37 of SFAS 131. For example, on page 56 under the caption "Principal Products", you indicate that Yidu Benda has four bulk chemical products (TCA, L-methionine, TAA and Tetraacetyl). We would expect to see total revenues for each of those three products as well has for the other products listed on page 56 to meet the disclosure requirement under paragraph 37 of FAS 131. Please revise accordingly.

30. In the table showing the results of the consolidated net profit before income taxes for the reporting period, please revise the caption "total consolidated profit before income taxes" to correspond with the caption used in the financial statements (operating income/(loss)).

31. Refer to your response to our comment 54. Please provide the disclosure presented in your response in the financial statements.

Benda Pharmaceutical, Inc. Financial Statements for the years ended December 31, 2006 and 2005
Note 1. Organization and Principal Activities, page 131
Reorganization and Revised Ownership Structure, page 132

32. Please revise the financial statements for all the comments issued related to the period ended September 30, 2007 noted above as applicable.

Note 16. Segment Information, page F-21

33. Please revise to remove the March 31, 2007 financial information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manaplan, New Jersey 07726